UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 25296878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Roma,” “we,” “us” and “our” refer to Roma Green Finance Limited and its subsidiaries.

Explanatory Note

This current report on Form 6-K is being filed to disclose the home country rule exemption of Roma that it intends to disclose in its annual reports on Form 20-F for the fiscal year ended March 31, 2024 and the fiscal year ending March 31, 2025.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the Nasdaq Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements as follows:

●	Rule 5620(a) of the Nasdaq Rules, pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;
●	Rule 5620(b) of the Nasdaq Rules, pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;
●	Rule 5635(a) of the Nasdaq Rules, pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company;
●	Rule 5635(b) of the Nasdaq Rules, pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;
●	Rule 5635(c) of the Nasdaq Rules, pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.
●	Rule 5635(d) of the Nasdaq Rules, pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

○	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or
○	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Our Cayman Islands counsel, Conyers Dill & Pearman, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s Cayman Islands counsel is attached hereto as Exhibit 99.1.

Except for the foregoing, there is no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Home Country Exemption Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2025	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer